SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2012

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseongdong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated estimated earnings results for fiscal year 2010 and 2011 as attached hereto.

Disclaimer:

The financial information relating to the consolidated results of operations of KEPCO for fiscal year 2010 and 2011 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a consolidated basis based on K-IFRS. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual consolidated financial results of operations of KEPCO for fiscal year 2011, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

Korea Electric Power Corporation

PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

For the years ended December 31, 2010 and 2011

(Unit : in billions of Korean Won)	2011	2010	Change
Operating revenues:	43,532	39,507	10.2%

Sale of electric power	40,860	37,202	9.8%
Other	2,672	2,304	16.0%
Operating expenses:	44,837	37,832	18.5%

Fuel	21,717	18,505	17.4%
Purchased power	7,500	5,133	46.1%
Depreciation	6,125	6,007	2.0%
Maintenance	1,428	1,345	6.2%
Commissions	818	850	-3.8%
Research and development	524	449	16.7%
Other	6,726	5,543	21.3%
Other revenues	598	537	11.4%

Other expenses	144	70	106.8%

Other Income	166	118	40.2%

Operating income(loss)	-685	2,260	-130.3%

Finance income:	608	591	2.7%

Interest income	292	120	142.2%
Gain on FX translation and transaction	95	340	-72.1%
Gain on financial derivatives	202	126	60.1%
Other	19	4	324.6%
Finance expenses:	2,519	2,558	-1.5%

Interest expense	2,124	2,046	3.8%
Loss on FX translation and transaction	269	190	41.4%
Loss on financial derivatives	127	323	-60.7%
Other	—	0.2	-100%
Equity income(loss) of affiliates, net	120	104	15.7%

Gain(Loss) on disposal of affiliates	3	-27	109.8%

Income(Loss) before income tax	-2,473	370	-769.1%
Income tax expenses(benefits)	820	439	86.9%
Net Income(loss)	-3,293	-69	-4,660.9%
Non controlling interest	77	51	52.6%
Controlling interest	-3,370	-120	-2,710.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name:	Shin, Chang-Keun
Title:	Vice President

Date: February 10, 2012